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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

DELAY IN TIMETABLE IN RELATION TO PROPOSED SHARE CONSOLIDATION AND PROPOSED CHANGE IN BOARD LOT SIZE

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) dated 30 September 2016 in relation to the proposed Share Consolidation and the proposed Change in Board Lot Size (the ‘‘Announcement’’). Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Announcement.

Reference is also made to the announcement of the Company dated 2 November 2016 in relation to, among others, delaying the despatch date of a circular containing, among other things, further details of the proposed Share Consolidation, the proposed Change in Board Lot Size and the notice convening the EGM (the ‘‘Circular’’) to on or before 15 November 2016. As a result of the delay in despatch of the Circular, the expected timetable for the Share Consolidation and the Change in Board Lot Size will be delayed. The Company will issue further announcement on the revised timetable for the proposed Share Consolidation and the proposed Change in Board Lot Size in due course.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

11 November 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie Ren Kai Lu Jun

Independent Non-executive Directors

William Tudor Brown Lip-Bu Tan

Carmen I-Hua Chang